

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2020

Terren Peizer
Chairman and Chief Executive Officer
BioVie Inc.
2120 Colorado Avenue #230
Santa Monica, CA 90404

Re: BioVie Inc.
Amendment No. 11 to Registration Statement on Form S-1
Filed August 21, 2020
File No. 333-231136

Dear Mr. Peizer:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Amendment No. 11 to Form S-1 filed on August 21, 2020

Cover page

1. We refer to comment 1 in our letter dated October 3, 2019 and your disclosure that there can be no assurance your application to list your Class A common stock on the Nasdaq Capital Market will be approved. Please tell us whether the offering is contingent upon securing Nasdaq listing approval and if it is not, please revise your cover page to clarify this fact.

Please contact Mary Beth Breslin at 202-551-3625 or Christine Westbrook at 202-551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mitchell S. Nussbaum, Esq.